Mail Stop 3561

December 18, 2009

Joseph L. Griffin, Chief Executive Officer
Hiland Holdings GP, LP
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

Re: **Hiland Holdings GP, LP, and co-filers**
Schedule 13E-3
Filed July 1, 2009
File No. 5-82081

Preliminary Proxy Statement on Schedule 14A
Filed July 1, 2009
File No. 1-33018

Hiland Partners, LP, and co-filers
Schedule 13-E3
Filed July 1, 2009
File No. 5-80564

Preliminary Proxy Statement on Schedule 14A
Filed July 1, 2009
File No. 0-51120

Dear Mr. Griffin:

        We have completed our review of your preliminary proxy statements on Schedule 14A and your Schedules 13E-3, and their related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director